JAREX SOLUTIONS CORP.

Puces iela 47 dz.40, Riga,

Latvia, LV-1082

Tel.  +37128102618

May 26, 2015

VIA EDGAR

Mr. Jeffrey Kauten

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Jarex Solutions Corp.

       Registration Statement on Form S-1

       File No. 333-202234

Dear Mr. Jeffrey Kauten,

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Jarex Solutions, Corp. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to Thursday, May 28, 2015 at 3:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

By:	/s/	Jaroslavna Tomsa
	Name:	Jaroslavna Tomsa
	Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)